Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via Edgar

October 4, 2022

Babette Cooper
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Iron Spark I Inc. 125 N Cache St. 2nd Floor, Box 3789 Jackson, WY 83001

Dear Ms. Cooper:

On behalf of our client, Iron Spark I Inc.. (the “Company”), we hereby provide a response to the comment issued in a letter dated October 3, 2022 (the “Staff’s Letter”) regarding the Company’s Current Report on Form 8-K (the “Report”). Contemporaneously, we are filing a revised Report via Edgar (“Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Babette Cooper U.S. Securities & Exchange Commission October 4, 2022 Page 2

Form 8-K filed on September 30, 2022

Item 4.02-Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report.

Cover Page

1.	Please amend this filing to include a statement as to whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Response: The disclosure in Amendment No.1 has been revised to indicate that the Company’s management and audit committee discussed the information in Amendment No. 1 with the Company’s independent accountant.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner